Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2011	Oct. 1, 2010	Sept. 30, 2011	Oct. 1, 2010
Basic:
Average shares outstanding	20,377,000	20,273,000	20,385,000	20,284,000

Net income	$13,527,000	$13,358,000	$39,217,000	$33,798,000
Per share amount	$0.66	$0.66	$1.92	$1.67

Diluted:
Average shares outstanding	20,377,000	20,273,000	20,385,000	20,284,000
Dilutive stock securities based on the treasury stock method using average market price	372,000	280,000	407,000	256,000

Totals	20,749,000	20,553,000	20,792,000	20,540,000

Net Income	$13,527,000	$13,358,000	$39,217,000	$33,798,000
Per share amount	$0.65	$0.65	$1.89	$1.65